UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                                  SKYMALL, INC.
                                  -------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   830859 10 4
                                   -----------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 830859 10 4                                          PAGE 2 OF 8 PAGES
---------------------                                          -----------------


1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    ALAN C. ASHTON
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
    N/A                                                                  (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
              5   SOLE VOTING POWER
                  5,000 shares
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6   SHARED VOTING POWER
BENEFICIALLY      2,536,798 shares
  OWNED BY    ------------------------------------------------------------------
    EACH      7   SOLE DISPOSITIVE POWER
  REPORTING       5,000 shares
   PERSON     ------------------------------------------------------------------
    WITH      8   SHARED DISPOSITIVE POWER
                  2,536,798 shares
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,541,798 shares
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    / /
    N/A
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    29.4% based upon 8,654,000 shares outstanding at 12/31/96.
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 830859 10 4                                          PAGE 3 OF 8 PAGES
---------------------                                          -----------------


1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    KAREN ASHTON
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
    N/A                                                                  (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
              5   SOLE VOTING POWER
                  0 shares
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6   SHARED VOTING POWER
BENEFICIALLY      2,536,798 shares
  OWNED BY    ------------------------------------------------------------------
    EACH      7   SOLE DISPOSITIVE POWER
  REPORTING       0 shares
   PERSON     ------------------------------------------------------------------
    WITH      8   SHARED DISPOSITIVE POWER
                  2,536,798 shares
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,536,798 shares
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    N/A
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    29.4%, based upon 8,654,000 shares outstanding at 12/31/96.
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A)  NAME OF ISSUER:

           SkyMall, Inc.

ITEM 1(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           1520 East Pima Street
           Phoenix, Arizona  85034

ITEM 2(A)  NAME OF PERSON FILING:

           The persons filing this Schedule 13G are: *

           (1)   ALAN C. ASHTON
           (2)   KAREN ASHTON
           --------

          * Attached to this Schedule 13G as Exhibit 1 is a Joint Filing Agreement between the persons specified above that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The address of Mr. and Mrs. Ashton is c/o Ralph Rasmussen, Esq., 261 E. 1200 South, Orem, Utah 84058.

ITEM 2(C)  CITIZENSHIP:

           Mr. and Mrs. Ashton are citizens of the United States.

ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

           Common Stock, $.001 par value

ITEM 2(E)  CUSIP NUMBER:

           830859 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            (a) / / Broker or Dealer registered under Section 15 of the Act

            (b) / / Bank as defined in Section 3(a)(6) of the Act

            (c) / / Insurance Company as defined in Section 3(a)(19) of the Act

            (d) / / Investment Company registered under Section 8 of the
                    Investment Company Act

            (e) / / Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940


                                Page 4 of 8 Pages

            (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

            (g) / /  Parent Holding Company, in accordance with ss.240.13d-1(b)
                     (1)(ii)(G) (NOTE: See Item 7)

            (h) / /  Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

           Not  applicable.

ITEM 4.    OWNERSHIP.

           (A)  AMOUNT BENEFICIALLY OWNED:

               As of December 31, 1996, Mr. and Mrs. Ashton beneficially owned 2,541,798 shares of Common Stock of the Company consisting of (i) 2,268,898 shares of Common Stock jointly held by Mr. and Mrs. Ashton, (ii) 5,000 shares of Common Stock issuable upon exercise of certain stock options granted to Mr. Ashton on December 16, 1996 pursuant to the Company's Non-Employee Directors Stock Option Plan (the "Options"), and (iii) 267,900 shares of Common Stock issued upon the conversion of 1,425 shares of Preferred Stock issued by the Company. The Options became exercisable upon the date of grant and may be exercised in whole or in part at any time or times during their term, which is 10 years from the date of grant. On January 17, 1997, Mr. and Mrs. Ashton sold 150,000 shares of Common Stock to cover the underwriters' over-allotment option in the Company's initial public offering (the "Over-Allotment Option"), which reduced the number of shares beneficially owned by Mr. and Mrs. Ashton to 2,391,798 shares.

          (B)  PERCENT OF CLASS:

               As of December 31, 1996, Mr. and Mrs. Ashton beneficially owned 29.4% of the Company's Common Stock. Following the sale of 150,000 shares of the Company's Common Stock in the Over-Allotment Option, Mr. and Mrs. Ashton benefically own 27.6% of the Company's Common Stock.

          (C) NUMBER OF SHARES AS TO WHICH EACH SUCH PERSON HAS:

              (1)  Alan C. Ashton*:

                    (i)   sole power to vote or to direct the vote: 5,000 shares

                    (ii) shared power to vote or to direct the vote: 2,536,798 shares

                    (iii) sole power to dispose or to direct the disposition of:
                          5,000 shares

                    (iv) shared power to dispose or to direct the disposition of: 2,536,798 shares


                                Page 5 of 8 Pages

          (2) Karen Ashton*:

              (i)   sole power to vote or to direct the vote: 0 shares

              (ii)  shared power to vote or to direct the vote: 2,536,798 shares

              (iii) sole power to dispose or to direct  the  disposition  of: 0 shares

              (iv)  shared  power to dispose or to direct  the  disposition  of:
                    2,536,798 shares

          * Prior to the exercise of the Over-Allotment Option.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

          Not  applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not  applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not  applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not  applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not  applicable.

ITEM 10.  CERTIFICATION

          Not  Applicable.




                               Page 6 of 8 Pages

                                    SIGNATURE


            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




DATED: February 10, 1997                      /s/ Alan C. Ashton
                                              ----------------------------------
                                                  ALAN C. ASHTON


DATED: February 10, 1997                      /s/ Karen Ashton
                                              ----------------------------------
                                                  KAREN ASHTON


                                Page 7 of 8 Pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT


            ALAN C. ASHTON and KAREN ASHTON, hereby agree and consent to the joint filing on their behalf of the foregoing Schedule 13G relating to their beneficial ownership of the Common Stock of SkyMall, Inc.


DATED: February 10, 1997                      /s/ Alan C. Ashton
                                              ----------------------------------
                                                  ALAN C. ASHTON


DATED: February 10, 1997                      /s/ Karen Ashton
                                              ----------------------------------
                                                  KAREN ASHTON



                                Page 8 of 8 Pages